Exhibit 99.1

PRESS RELEASE

FOR IMMEDIATE RELEASE

AerCap Signs Agreements for $358 Million of Funding for Airbus A330s

Amsterdam, The Netherlands; November 6, 2009 — AerCap Holdings N.V. (“AerCap”, NYSE: AER) today announced that it has signed a series of agreements with China Development Bank which provides funding for $86 million of pre-delivery payments and a $272 million long term funding facility covering four new Airbus A330 aircraft with deliveries scheduled in 2010 and 2011. The four aircraft are part of AerCap’s 30 A330 order placed in 2006/2007 with deliveries scheduled until 2012.

Keith Helming, Chief Financial Officer of AerCap said: “AerCap is delighted to enter the rapidly developing Chinese aviation financing market with an agreement to provide $358 million of funding for four of our A330s. China is becoming increasingly involved in international aircraft funding, and China Development Bank is becoming recognized as one of the premier players in aviation financing. We are delighted to be broadening our sources of capital with them through this important milestone transaction.”

About AerCap

AerCap is an integrated global aviation company with a leading market position in aircraft and engine leasing, trading and parts sales. The company also provides aircraft management services and performs aircraft maintenance, repair and overhaul services and aircraft disassemblies. AerCap is headquartered in The Netherlands and has offices in Ireland, the United States, Singapore, China and the United Kingdom.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

Contact for Media: Frauke Oberdieck +31 20 655 9616 foberdieck@aercap.com	Contact for Investors: Peter Wortel +31 20 655 9658 pwortel@aercap.com